UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PPT Vision, Inc.

(Name of Issuer)

Common Stock, $.10 par value

(Title of Class of Securities)

693519209

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 693519209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Fred Brenner

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States (Pennsylvania)

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 163,650

	6.	Shared Voting Power 120,324

	7.	Sole Dispositive Power 163,650

	8.	Shared Dispositive Power 120,324

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 283,974

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.5%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Annette Brenner

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States (Pennsylvania)

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 120,324

	6.	Shared Voting Power 163,650

	7.	Sole Dispositive Power 120,324

	8.	Shared Dispositive Power 163,650

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 283,974

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.5%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer PPT Vision, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 12988 Valley View Road Eden Prairie, MN 55344

Item 2.
	(a)	Name of Person Filing Fred Brenner and Annette Brenner.
	(b)	Address of Principal Business Office or, if none, Residence 514 Wynnewood Avenue Wynnewood, PA 19096
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 693519209

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Fred Brenner and Annette Brenner are married.  Each disclaims beneficial ownership over the shares of PPT Vision, Inc. held by the other.  Below is information regarding each of the reporting person’s beneficial ownership of common stock of PPT Vision, Inc.

The reporting persons may be deemed to own 9.5% of PPT Vision, Inc. common stock based on 2,998,747 shares of the PPT Vision, Inc. common stock outstanding as of October 31, 2005 as reported in its Annual Report on Form 10-KSB for the year ended October 31, 2005 and including all 283,974 shares that could be deemed to be beneficially owned by each of them.  All percentages of class of common stock noted below are based upon the number of shares of common stock outstanding as stated in the Issuer’s
Form 10-KSB.

Fred Brenner:
	(a)	Amount beneficially owned: 283,974
	(b)	Percent of class: 9.5%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 163,650
		(ii)	Shared power to vote or to direct the vote 120,324 (all of which are held by Fred Brenner’s spouse, Annette Brenner, and as to which Mr. Brenner disclaims beneficial ownership).
		(iii)	Sole power to dispose or to direct the disposition of 163,650
		(iv)	Shared power to dispose or to direct the disposition of 120,324 (all of which are held by Fred Brenner’s spouse, Annette Brenner, and as to which Mr. Brenner disclaims beneficial ownership).
Annette Brenner:
	(a)	Amount beneficially owned: 283,974
	(b)	Percent of class: 9.5%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 120,324
		(ii)	Shared power to vote or to direct the vote 163,650 (all of which are held by Annette Brenner’s spouse, Fred Brenner, and as to which Ms. Brenner disclaims beneficial ownership).
		(iii)	Sole power to dispose or to direct the disposition of 120,324
		(iv)	Shared power to dispose or to direct the disposition of 163,650 (all of which are held by Annette Brenner’s spouse, Fred Brenner, and as to which Ms. Brenner disclaims beneficial ownership).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2006
/s/ Fred Brenner
Fred Brenner

Dated: February 10, 2006	/s/ Annette Brenner
Annette Brenner